Exhibit 99.1

Alarum Provides Preliminary Guidance of Key Financial Metrics
for the First Quarter of 2023

Revenues for First Quarter of 2023 Estimated to Reach $5.5 Million, a 9th
Consecutive Record-Breaking Quarter; Quarterly Operative Cash Burn Rate
Significantly Reduced to Approximately $0.3 million, Reflecting the Company’s
Continuous Efficiency Measures

Tel Aviv, Israel, April 10, 2023 (GLOBE NEWSWIRE) - Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumers internet access solutions, today provided key financial metrics guidance for the first quarter of 2023.

Based upon a preliminary, unaudited review, Alarum expects to report revenues of approximately $5.5 million for the first quarter of 2023, compared to revenues of $3.7 million reported in the first quarter of 2022, representing approximately 50% growth. Revenue growth continues to be driven by the Company’s ongoing investment in its leading privacy products.

The Company’s operative burn rate for the quarter ended March 31, 2023, has dropped to the lowest level the Company has achieved to-date, to an estimated approximately $0.3 million.

Shachar Daniel, Chief Executive Officer of Alarum, stated, “I am proud of our ability to grow with record quarterly revenue. I believe this reflects our realignment, the execution of our strategy and our commitment to operational excellence. We have created a solid foundation which we believe will help accelerate our growth, lead us to profitability and achieve our long-term aspirations for all our stakeholders.”

The Company’s preliminary cash and cash equivalents balance as of March 31, 2023, are approximately $3.7 million. In addition, the Company has secured approximately $2.2 million in funds, which are not reflected in the Company’s cash, that may be made available pursuant to the credit facility and the strategic investment financing that the Company entered into during 2022.

Alarum expects to release the fully reviewed financial statements on or before May 31, 2023.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access solutions. The Company operates in two distinct segments: solutions for enterprises and solutions for consumers.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our Consumer Internet Access arm offers privacy and cybersecurity solutions to end users. These solutions are designed to allow users to take charge of their online privacy with a powerful, secured, and encrypted connection. The solutions are designed for basic and advanced use cases, ensuring complete protection of personal and digital information.

The Company’s previously developed cybersecurity solutions for enterprises are offered by an information security provider, as a solution or cloud service.

For more information about Alarum and its privacy and cybersecurity solutions for enterprises and consumers, please visit www.alarum.io .

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues, revenue growth and cash burn rate for the quarter ended March 31, 2023, its preliminary cash and cash equivalents balance as of March 31, 2023, the potential for additional funds under the credit facility and strategic investment financing and the drivers of the Company’s revenue growth, future growth and profitability, and overall performance. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue, cash, and cash equivalents balance estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404

investors@alarum.io